Exhibit 99.2
Satyam Computer Services Limited
Regd. Office: Mayfair Centre, I Floor, 1-8-303/36, S.P.Road, Secunderabad — 500 003.
Audited financial results for the quarter and half-year ended September 30, 2005

Rs. in lakhs

		Quarter	Quarter	Half-year	Half-year	Year
		ended	ended	ended	ended	ended
Sl.No.	Particulars	30-09-2005	30-09-2004	30-09-2005	30-09-2004	31-03-2005

1	Income from services
	- Exports	1,07,617.04	82,454.62	2,07,789.69	1,57,336.77	3,36,243.08
	- Domestic	4,110.37	2,355.58	7,380.92	4,623.26	10,179.42
2	Other income	3,111.81	2,392.86	5,450.14	5,469.42	8,255.49
3	Total income	1,14,839.22	87,203.06	2,20,620.75	1,67,429.45	3,54,677.99
4	Personnel expenses	65,137.56	48,680.24	1,27,510.27	92,114.68	199,758.83
5	Operating and administration expenses	18,200.39	14,049.99	34,323.19	27,882.71	57,748.88
6	Total expenditure	83,337.95	62,730.23	1,61,833.46	1,19,997.39	2,57,507.71
7	Profit before interest, depreciation and tax	31,501.27	24,472.83	58,787.29	47,432.06	97,170.28
8	Financial expenses	20.36	16.41	39.77	35.93	75.73
9	Depreciation	3,092.72	2,583.82	5,907.85	5,179.56	10,394.21
10	Profit before taxation	28,388.19	21,872.60	52,839.67	42,216.57	86,700.34
11	Provision for taxation	3,315.57	2,994.34	7,162.79	5,990.00	11,674.34
12	Net profit	25,072.62	18,878.26	45,676.88	36,226.57	75,026.00
13	Paid-up equity share capital (Par value of Rs. 2 per share)	6,439.31	6,351.87	6,439.31	6,351.87	6,385.31
14	Reserves excluding revaluation reserves	3,60,388.99	2,83,637.94	3,60,388.99	2,83,637.94	3,15,317.45
15	EPS — Basic (Rs.) (On par value of Rs. 2 per share)	7.80	5.95	14.25	11.43	23.61
16	EPS — Diluted (Rs.) (On par value of Rs. 2 per share)	7.58	5.87	13.85	11.28	23.12
17	Dividend per share (Rs.) (On par value of Rs. 2 per share )	2.00	2.00	2.00	2.00	5.00
18	Aggregate of non-promoter shareholding
	- Number of Shares	275,477,168	266,047,868	275,477,168	266,047,868	269,229,688
	- Percentage of shareholding	85.56	83.77	85.56	83.77	84.33

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Segment Reporting :

Rs. in lakhs

		Quarter	Quarter	Half-year	Half-year	Year
		ended	ended	ended	ended	ended
Sl.No	Particulars	30-09-2005	30-09-2004	30-09-2005	30-09-2004	31-03-2005

1	Segment revenue
	Information technology services	1,11,727.41	84,810.20	2,15,170.61	1,61,960.03	3,46,422.50
	Less: Inter segment revenue	—	—	—	—	—
	Net Sales income from operations	1,11,727.41	84,810.20	2,15,170.61	1,61,960.03	3,46,422.50
2	Segment profit / (loss) before tax and interest
	Information technology services	25,296.74	19,496.15	47,429.30	36,783.08	78,520.58

	Less : Financial expenses	20.36	16.41	39.77	35.93	75.73

	Add: Other income	3,111.81	2,392.86	5,450.14	5,469.42	8,255.49
	Total profit before tax	28,388.19	21,872.60	52,839.67	42,216.57	86,700.34
3	Capital employed
	Information technology services	1,69,940.48	1,31,943.95	1,69,940.48	1,31,943.95	1,35,558.34
Notes:
1.	The results for the quarter ended September 30, 2005 have been taken on record by the Board of Directors at its meeting held on October 19, 2005.

2.	Prof. M. Ram Mohan Rao, Dean, Indian School of Business, Hyderabad has been appointed as an independent director effective July 29, 2005.

3.	The Board of Directors has declared an interim dividend of Rs.2/- per share (100 % on par value of Rs.2/- per share). The record date for payment of interim dividend will be November 4, 2005.

4.	The total manpower strength as on September 30, 2005 stood at 22,482 Associates as against 20,505 Associates as on June 30, 2005 signifying an increase of 1,977 Associates. The number of technical Associates increased by1,867 to close the quarter at 20,890 (19,023 Associates as on June 30, 2005).

5.	During the quarter ended September 30, 2005, the company allotted 12,46,007 equity shares of Rs. 2 each, consequent to exercise of stock options by the associates.

6.	Details of investor complaints for the quarter ended September 30, 2005:

			Disposed off
	Pending as on	Received during	during the	Pending at the end
Nature	July 1, 2005	the quarter	quarter	of the quarter

Transfer / Demat / Others	0	9	9	0
Dividends	0	26	26	0
Total	0	35	35	0
7.	Effective October 01, 2005, Knowledge Dynamics Pte. Ltd., Singapore, has become subsidiary of the Company consequent to acquisition of 100% of its share capital.

8.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current period.

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Consolidated financial results as per Indian GAAP for the quarter and half-year ended September 30, 2005

Rs. in lakhs

		Quarter	Quarter	Half-year	Half-year	Year
		ended	ended	ended	ended	ended
		30-09-2005	30-09-2004	30-09-2005	30-09-2004	31-03-2005
Sl.No	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

1	Income from services
	-Exports	1,11,454.18	83,236.27	2,13,136.37	1,57,814.16	3,38,695.48
	-Domestic	4,042.86	2,972.62	8,231.18	6,380.33	13,389.43
2	Other income	3,155.16	2,397.85	5,496.99	5,485.21	8,683.23
3	Total income	1,18,652.20	88,606.74	2,26,864.54	1,69,679.70	3,60,768.14
4	Personnel expenses	67,785.02	49,547.00	1,31,722.57	93,521.29	2,02,610.91
5	Cost of software and hardware sold	26.06	21.97	46.36	44.98	99.48
6	Operating and administration expenses	20,046.67	15,359.01	37,887.92	29,939.14	62,555.46
7	Total expenditure	87,857.75	64,927.98	1,69,656.85	1,23,505.41	2,65,265.85
8	Profit before interest, depreciation, tax & miscellaneous write offs	30,794.45	23,678.76	57,207.69	46,174.29	95,502.29
9	Financial expenses	76.79	19.16	123.70	42.24	91.19
10	Depreciation	3,470.41	2,801.38	6,601.48	5,506.77	11,329.85
11	Miscellaneous expenditure written off	3.09	4.81	7.65	227.35	215.83
12	Profit before taxation	27,244.16	20,853.41	50,474.86	40,397.93	83,865.42
13	Provision for taxation	3,328.83	3,035.19	7,248.89	6,041.45	11,756.07
14	Profit after taxation and before share of loss in associate company & minority interest	23,915.33	17,818.22	43,225.97	34,356.48	72,109.35
15	Share of loss in associate company	(192.09)	(131.98)	(498.65)	(295.63)	(944.86)
16	Minority interest	10.44	—	26.08	—	—
17	Profit after taxation and share of loss in associate company & minority interest	23,733.68	17,686.24	42,753.40	34,060.85	71,164.49
18	Paid- up equity share capital (par value of Rs. 2 per share).	6,439.31	6,351.87	6,439.31	6,351.87	6,385.31
19	Reserves excluding revaluation reserves	3,56,355.61	2,84,252.76	356,355.61	2,84,252.76	3,14,281.29
20	Preference shares of Rs. 10 each issued by Subsidiary Company	9,101.00	9,101.00	9,101.00	9,101.00	9,101.00
21	EPS — Basic (Rs.) (On par value of Rs. 2 per share)	7.39	5.58	13.34	10.75	22.40
22	EPS — Diluted (Rs.) (On par value of Rs. 2 per share)	7.18	5.50	12.96	10.60	21.93
23	Aggregate of non-promoter shareholding
	- Number of Shares	275,477,168	266,047,868	275,477,168	266,047,868	269,229,688
	- Percentage of shareholding	85.56	83.77	85.56	83.77	84.33
Notes:
1.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with Accounting Standard (AS) 21 on Consolidated Financial Statements issued by the Institute of Chartered Accountants of India. All significant intra-group balances and intra-group transactions and resulting unrealised profits have been eliminated. Investment in business entities in which Satyam does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20%-50% ownership), are accounted for by equity method in accordance with AS 23 on Accounting for

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Investments in Associates in Consolidated Financial Statements. The financial statements also include the results of our joint ventures consolidated on proportionate consolidation method in accordance with AS 27 on Financial Reporting of Interest in Joint Ventures.
2.	The results of business entities, which have been consolidated, with the results of Satyam, include subsidiaries as on September 30, 2005, Nipuna Services Limited, Satyam Technologies, Inc., Satyam Computer Services (Shanghai) Co. Ltd. and Citisoft Plc (from May 12, 2005) . The results also include the results of our associated Company Sify Ltd., which has been accounted for by equity method and of our joint ventures Satyam Venture Engineering Services Pvt. Ltd. and CA Satyam ASP Pvt. Ltd., which have been accounted using proportionate consolidation method.
3.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current period.

For and on behalf of the Board of Directors

Place : Budapest, Hungary	B. Rama Raju
Date : October 19, 2005	Managing Director
Consolidated financial results as per US GAAP for the three months and six months ended September 30, 2005

In thousand US$

		Three months	Three months	Six months	Six months	Year
		ended	ended	ended	ended	ended
		30-09-2005	30-09-2004	30-09-2005	30-09-2004	31-03-2005
Sl.No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

1	Revenues	$267,848	$188,922	$513,891	$363,916	$793,597
2	Gross profit	97,148	71,702	184,057	140,375	286,821
3	Income before income taxes, equity in share of losses of associated companies and minority interest	58,514	43,653	109,679	86,831	180,158
4	Minority interest	24	—	60	—	—
5	Net income	$51,597	$37,273	$93,884	$73,707	$153,760
6	Earnings per share
	- Basic (US$)	0.16	0.12	0.29	0.23	0.49
	- Diluted (US$)	0.16	0.11	0.29	0.23	0.48
Notes to Consolidated Financial Results as per US GAAP:
1.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (US GAAP). All significant inter-company balances and transactions have been eliminated.

2.	The results of business entities, which have been consolidated, with the results of Satyam include subsidiaries, as on Septemeber 30, 2005, Nipuna Services Ltd., Satyam Computer Services (Shanghai) Co. Ltd, Satyam Technologies, Inc. and Citisoft Plc. (from May 12, 2005). The results also include Satyam Associate Trust and the results of our associated companies Satyam Venture Engineering Services Pvt. Ltd., CA Satyam ASP Pvt. Ltd. and Sify Ltd.

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3.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current period.
4.	Statement showing reconciliation between net profit as per Indian GAAP and US GAAP for the quarter and six months ended September 30, 2005 is as follows:

In thousand US$

		Quarter	Quarter	Half-year	Half-year	Year
		ended	ended	ended	ended	ended
Sl. No.	Particulars	30-09-2005	30-09-2004	30-09-2005	30-09-2004	31-03-2005

1	Net profit as per Indian GAAP	$57,492	$40,913	$104,830	$79,587	$167,443
2	Profit / (Loss) of subsidiaries and associated companies	(3,630)	(2,750)	(7,699)	(4,321)	(10,355)
3	Deferred stock compensation charge	(236)	(430)	(352)	(665)	(1,995)
4	Amortization of Citisoft deferred consideration & EBT consideration	(1,046)	—	(1,626)	—	—
5	Others, net	(983)	(460)	(1,269)	(894)	(1,333)
6	Total adjustments (2 to 5)	(5,895)	(3,640)	(10,946)	(5,880)	(13,683)
7	Net income as per US GAAP	$51,597	$37,273	$93,884	$73,707	$153,760
Safe Harbor:

This release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6K concerning the fiscal quarter ended June 30, 2005 furnished to the United States Securities Exchange Commission on August 11, 2005 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at www.sec.gov.

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